ITEM 77D
POLICIES WITH RESPECT TO SECURITY INVESTMENTS


The policies of Federated Equity Income Fund, Inc. (the Fund) have been amended in order to allow the Fund to invest in securities of other investment companies and to invest in real estate investment trusts. The added disclosure is as follows:

	Investing in Securities of Other Investment Companies
	The Fund may invest its assets in securities of other investment companies as an efficient means of carrying out its investment policies. It should be noted that investment companies incur certain expenses, such as management fees, and, therefore, any investment by the Fund in shares of other investment companies may be subject to such duplicate expenses.

	Real Estate Investment Trusts
	The Fund may purchase interests in real estate investment trusts.
Risks associated 	with real estate investments include the fact that
equity and mortgage real estate investment trusts are dependent upon management skill and are not diversified, and are, therefore, subject to the risk of financing single projects or unlimited number of projects. They are also subject to heavy cash flow dependency, defaults by borrowers, and self-liquidation. Additionally, equity real estate
investment 	trusts may be affected by any changes in the value of the
underlying property owned by the trusts, and mortgage real estate investment trusts may be affected by the quality of any credit extended. The Adviser seeks to mitigate these risks by selecting real estate investment trusts diversified by sector (shopping malls, apartment building complexes, and health care facilities) and geographic location.

Post-Effective Amendment No. 25 under the Securities Act of 1993 and
Amendment   No. 22 under the Investment Company Act of 1940 will be
filed with the Securities and Exchange Commission pursuant to Rule 485(b) of the Securities Act of 1933 on or about May 27, 1998. Subsequently, the above-referenced policies will be effective in that registration statement on May 31, 1998.